

May 20, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: PGIM ETF Trust
        Issuer CIK: 0001727074
        Issuer File Number: 333-222469/811-23324
        Form Type: 8-A12B
        Filing Date: May 20, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of PGIM Jennison U.S. Core Equity ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications